UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Empire Water Corporation

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

292125101

(CUSIP Number)

Michael M. Stark

Basin Water, Inc.

9302 Pittsburgh Avenue, Suite 210

Rancho Cucamonga, CA 91730

(909) 481-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 7 Pages

SCHEDULE 13D

CUSIP No. 292125101	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Basin Water, Inc. (IRS EIN 20-4736881) Basin Water Resources, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,850,000 shares
8 SHARED VOTING POWER 0 shares
9 SOLE DISPOSITIVE POWER 5,850,000 shares
10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,850,000 shares owned in the aggregate by the Reporting Persons
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 19,193,300 shares of Common Stock of Empire Water Corporation outstanding as of February 9, 2009, as reported by Empire Water Corporation.

CUSIP No. 292125101	Page 3 of 7 Pages

Explanatory Note: This Amendment No. 2 amends and supplements the Schedule 13D filed on January 1, 2008, as amended by Amendment No. 1 thereto filed on January 10, 2008 (the “Schedule 13D”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.

Item 1.	Security and Issuer.

This Statement relates to shares of common stock, par value $0.00001 per share (the “Common Stock”), of Empire Water Corporation (formerly Cascade Coaching Corp.), a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 25 Orchard Road, Lake Forest, CA 92630.

Item 2.	Identity and Background.

(a) This Statement is being filed by Basin Water, Inc., a Delaware corporation (“Basin”), and its wholly owned subsidiary and Delaware corporation, Basin Water Resources, Inc. (“BWRI” and together with Basin, the “Reporting Person”). The directors of Basin are Michael M. Stark, Scott A. Katzman, Roger S. Faubel, Victor J. Fryling, Stephen A. Sharpe, Susan H. Snow and Keith R. Solar. The executive officers of Basin are Michael M. Stark (President and Chief Executive Officer), W. Christopher Chisholm (Chief Financial Officer, Vice President and Treasurer) and Scott B. Hamilton (General Counsel and Secretary). The directors of BWRI are W. Christopher Chisholm and Scott B. Hamilton. The executive officers of BWRI are Michael M. Stark (President and Chief Executive Officer), W. Christopher Chisholm (Chief Financial Officer, Vice President and Treasurer) and Scott B. Hamilton (General Counsel and Secretary).

(b) The Reporting Person’s principal business is to design, build, implement and service systems for the treatment of contaminated groundwater and wastewater. Information regarding the principal employment of each of Basin’s directors other than Susan H. Snow can be found in Basin’s Proxy Statement filed on April 7, 2008. Information regarding the principal employment of Susan H. Snow can be found in Basin’s Form 8-K filed on May 7, 2008. The principal employment of each of Basin’s officers is to serve as an officer of Basin.

(c) The address of the principal business and office of the Reporting Person and each of its officers and directors is 9302 Pittsburgh Avenue, Suite 210, Rancho Cucamonga, CA 91730.

(d) During the last five years, neither the Reporting Person nor any of its officers or directors has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of its officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Basin’s officers and directors is a United States citizen.

CUSIP No. 292125101	Page 4 of 7 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

On February 5, 2009, Basin, BionBasin, Inc. (“Bion”), Opus Trust, Inc. (“Opus Trust”) and Martin A. Benowitz, individually and as Trustee of the Martin A. Benowitz Qualified Profit Sharing Plan (“Benowitz”), entered into a Settlement Agreement and Mutual General Release (the “Settlement Agreement” which is filed as Exhibit 10.40 to Basin’s Form 8-K filed on February 10, 2009) to settle, among other things, certain claims related to (a) ion exchange units previously sold to Opus Trust by Bion, including a unit that was damaged by an uninsured motorist, (b) Benowitz’ acquisition and sale of Basin’s common stock and (c) Opus Trust’s acquisition of Bion common stock (the “Dispute”).

Pursuant to the terms of the Settlement Agreement, (a) Basin paid $125,000 to Opus Trust and transferred to Opus Trust 150,000 shares of the Issuer’s Common Stock (the “Disposed Shares”) owned by BWRI, (b) Opus Trust transferred to Basin all shares of Bion common stock (500,000 shares) held by Opus Trust and title to the ion exchange units previously sold to Opus Trust, (c) Opus Trust and Benowitz released Basin and Bion from any and all claims and actions arising from the Dispute, (d) Basin and Bion released Opus Trust and Benowitz from any and all claims and actions arising from the Dispute and (e) the parties agreed not to make negative references to the character or business reputation of the parties to the Settlement Agreement.

The Disposed Shares represent a portion of the 6,000,000 shares of Common Stock of the Issuer initially acquired by BWRI pursuant to the Transaction described below.

On May 9, 2007, BWRI and Indian Hills Water Conservation Corporation, West Riverside Canal Company, West Riverside 350 Inch Company, Henry Cox and John L. West (collectively, “Seller”) entered into a Stock and Asset Purchase Agreement (the “Stock and Asset Purchase Agreement” which is filed as Exhibit 1 to the Schedule 13D). Pursuant to the terms of the Stock and Asset Purchase Agreement, BWRI had the right to purchase from Seller (a) a canal located in San Bernardino and Riverside counties that is approximately eighteen miles in length, (b) rights to pump water from the San Bernardino Basin, and (c) other equipment and tangible and intangible personal property of the Seller (collectively, the “Assets”) for total consideration of $1,500,000 and a percentage of net income generated from future operations of the Assets.

Subsequent to that time, the Reporting Person (through its previous CEO Peter Jensen) came into contact with representatives of the Issuer and negotiated a transaction (the “Transaction”) with Issuer with the following terms:

1) At the first closing (the “First Closing”), BWRI was obligated to assign and delegate all of its rights and obligations under the Stock and Asset Purchase Agreement to the Issuer and in return, the Issuer was obligated to (a) issue to BWRI 6,000,000 shares of Common Stock (the “Initial Shares”), (b) reimburse BWRI’s due diligence costs and a $100,000 deposit paid to Seller (in a total amount not to exceed $200,000), (c) purchase a standard 1,000 gallon per minute nitrate regenerable water treatment unit from Basin for $900,000, with $300,000 to be paid at the First Closing and (d) potentially enter into a water services agreement with Basin for the water treatment unit. The First Closing occurred on December 28, 2007, and BWRI received the Initial Shares pursuant to the terms of the Transaction. In connection with the First Closing, Empire raised approximately $4,000,000 in private equity financing from unrelated parties at a price of $1.25 per share with 100% warrant coverage at an exercise price of $1.25 per share. Immediately after the First Closing, the Reporting Person owned 32.3% of the outstanding Common Stock of the Issuer.

CUSIP No. 292125101	Page 5 of 7 Pages

2) At the second closing (the “Second Closing”) which was expected to occur by June 30, 2008, if Empire raised a minimum of $10,000,000 in additional private equity financing at a price of at least $2.00 per share then, the Issuer would have (a) issued to BWRI an additional 6,000,000 shares of Common Stock and (b) paid to Basin the remaining $600,000 for the water treatment unit. If the Issuer failed to raise a minimum of $10,000,000 in the Second Closing, then it was not obligated to deliver the additional 6,000,000 shares of Common Stock to BWRI. The Second Closing did not occur.

Immediately after the disposition of the Disposed Shares, the Reporting Person owns 5,850,000 shares of Common Stock of the Issuer (the “Shares”), representing 30.5% of the outstanding Common Stock of the Issuer. Because any decisions relating to the voting or disposition of the Shares are ultimately made by Basin, this Amendment is being filed on behalf of Basin and BWRI, collectively, as the Reporting Person.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the Shares by the Reporting Person is for investment, and the Shares were acquired by the Reporting Person in connection with the Transaction so as to derive economic benefits from the operation of the Assets and not for the purpose of acquiring control of the Issuer.

Through its holdings of 30.5% of the outstanding Common Stock, the Reporting Person has the ability to influence the management policies of the Issuer with the aim of increasing the value of the Issuer, and thus, the Reporting Person’s investment. In addition, if an employee or officer of the Reporting Person serves on the Issuer’s board of directors, then the Reporting Person may have increased ability to influence the management policies of the Issuer. The Reporting Person does not intend, either alone or in concert with another person, to exercise control of the Issuer.

The Reporting Person retains the right to (a) change its investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market, in privately negotiated transactions or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or the board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law. Any acquisition or disposition of Shares by the Reporting Person may be effected through open market or privately negotiated transactions, or otherwise.

Other than as set forth above, the Reporting Person has no current plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Issuer, and formulate (and modify) plans or proposals with respect to any such matters.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person:

(i) beneficially owns 5,850,000 shares of Common Stock, or approximately 30.5% of the issued and outstanding shares of Common Stock; and

(ii) has sole voting and dispositive power with respect to 5,850,000 shares of Common Stock, or approximately 30.5% of the issued and outstanding shares of Common Stock.

CUSIP No. 292125101	Page 6 of 7 Pages

None of the Reporting Persons, officers or directors has sole voting or dispositive power with respect to the shares. Any decision as to the voting or disposition of the shares is made by the board of directors of Basin. Percentages are based on 19,193,300 shares of Common Stock of the Issuer outstanding as of February 9, 2009, as reported by the Issuer.

(c) Except as described herein, neither the Reporting Person nor any of its officers or directors has effected any transactions in the Shares during the last 60 days.

(d) Seller received approximately $1,500,000 from the sale of Common Stock and warrants by the Issuer in private financings at the First Closing. The Reporting Person received approximately $200,000 in reimbursed costs and $900,000 for payment of a water treatment unit pursuant to the Transaction. No other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Shares were issued to the Reporting Person pursuant to the Assignment and Amendment Agreement, dated as of December 21, 2007, among the Issuer, BWRI and Seller (which is filed as Exhibit 2 to the Schedule 13D) and the Stock Purchase Agreement, dated as of December 21, 2007, between the Issuer and BWRI (which is filed as Exhibit 3 to the Schedule 13D) in the Transaction, as described above. In addition, pursuant to these agreements, the Issuer was obligated to issue to the Reporting Person an additional 6,000,000 shares of Common Stock upon the Second Closing, which did not occur. The Disposed Shares were disposed of by the Reporting Person pursuant to the Settlement Agreement (which is filed as Exhibit 10.40 to Basin’s Form 8-K filed on February 10, 2009).

Except as set forth above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, its officers or directors or any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Stock and Asset Purchase Agreement, dated as of May 9, 2007, between Seller and BWRI (filed as Exhibit 1 to the Schedule 13D).

Exhibit 2	Assignment and Amendment Agreement, dated as of December 21, 2007, among the Issuer, BWRI and Seller (filed as Exhibit 2 to the Schedule 13D).

Exhibit 3	Stock Purchase Agreement, dated as of December 21, 2007, between Issuer and BWRI (filed as Exhibit 3 to the Schedule 13D).

Exhibit 4	Settlement Agreement and Mutual General Release, effective as of February 5, 2009, by and among Basin, Bion, Opus Trust and Benowitz (filed as Exhibit 10.40 to Basin’s Form 8-K filed on February 10, 2009).

CUSIP No. 292125101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009	BASIN WATER, INC. BASIN WATER RESOURCES, INC.

/s/ W. Christopher Chisholm
W. Christopher Chisholm Chief Financial Officer